Exhibit 99.6
Code of Conduct & Ethics

Magna’s Code of Conduct and Ethics reflects the values that define us as a company and as individuals. It reinforces our commitment to integrity, fairness, and respect. Our Code helps us make sound decisions, treat others with respect and maintain the trust of our customers, partners, and communities every day. To safeguard our reputation and contribute to Magna’s ongoing success, it is important for all of us to take the time to review, understand and live the values of our Code. Our Code is the roadmap we can follow every day. I am proud of our exceptional employees, like you, for creating an environment where ethical behaviour is recognized and encouraged. It’s one of the reasons that Magna has been recognized as one of the World’s Most Ethical Companies® by Ethisphere since 2022, an honor reserved for a select number of organizations with outstanding programs and a commitment to advancing business integrity. Thank you for your continued dedication to Magna and your commitment to upholding our ethical values. Together, we help strengthen Magna’s culture of ethics, our position in the global marketplace and ensure our actions reflect the principles that define who we are. Swamy Kotagiri Chief Executive Officer Message from Chief Executive Officer Magna International | Code of Conduct & Ethics 2

Chief Compliance Officer At Magna, integrity isn’t just a principle; it’s how we lead. Our Code of Conduct and Ethics is more than a document; it’s a commitment that shapes every decision, every interaction, and every partnership. The world we operate in is complex, and the choices we make matter. That’s why we’ve built tools and resources to help you navigate challenges confidently: • Regional Compliance Officers and compliance resources on MagNET for guidance when the right answer isn’t clear • Disclose It! for reporting conflicts of interest and gifts to government officials • Integrity Check to ensure our partners uphold our values and ethical business practices These resources exist for one reason: empowering you to do what’s right. And doing what’s right means speaking up. When you speak up, you protect our culture and strengthen our reputation. Ethics aren’t optional. They are the foundation of trust with our customers, communities, and each other. Thank you for living these values every day. Together, we move forward with integrity, for all. Joanne Horibe Vice President, Ethics and Chief Compliance Officer Message from Magna International | Code of Conduct & Ethics 3

Contents Code of Conduct & Ethics...........................................................1 Message from Chief Executive Officer .......................................2 Message from Chief Compliance Officer ....................................3 Vision Mission Values .................................................................5 Our Responsibilities ...................................................................6 What we can do ...................................................................7 Expectations of our Leaders .................................................8 How to Speak up .......................................................................9 We do not tolerate Retaliation .............................................10 Using the Magna Hotline ....................................................11 The Ethical Checklist ..........................................................11 Our Customers .........................................................................12 Conducting Business with Integrity, Fairness and Respect ...12 Compliance with Antitrust and Competition Laws ...............13 Compliance with Anti-Bribery Laws.....................................14 Gifts and Entertainment.......................................................15 Trade Compliance ..............................................................16 Lobbying and Political Participation ....................................16 Our Shareholders/Investors .....................................................17 Accurate Record Keeping and Financial Reporting .............17 Public Disclosures ..............................................................18 Sustainability ......................................................................18 Our Employees .........................................................................19 Environment and Occupational Health and Safety ..............19 Protection of Personal Data ................................................19 Respect in the Workplace ..................................................20 Respect for Human Rights .................................................21 Diversity and Inclusion ........................................................22 Careful Communication ......................................................22 Our Business ...........................................................................23 Use of Confidential Information ...........................................23 Improper Securities Trading ................................................24 Investments and Corporate Opportunities ..........................25 Self-Dealing and Interacting with Relatives or Friends .........26 Outside Positions ...............................................................26 Additional Resources ...............................................................27 Glossary ...................................................................................28 Magna International | Code of Conduct & Ethics 4

Vision Mission Core Values Our Vision Advancing mobility for everyone and everything. Our Mission Our mission is to use our expertise to create a better world of mobility, responsibly. We do that by developing technologies, systems and concepts that make vehicles safer and cleaner for everyone. Core Values Our core values are a reflection of who we are as individuals and as a company. Think Big Empowering each to act with confidence. Take Responsibility Taking accountability for ourselves and others in our actions and commitments. Never Settle Constantly innovating, improving and asking the right questions. Be Collaborative We do our best when we do it together, with respect and humility. Magna International | Code of Conduct & Ethics 5

Our Responsibilities Life is full of choices, and we make many of them in the blink of an eye, every day. But some choices are much more important than others. And the choices we make as we represent Magna reflect on the company as a whole, as well as ourselves. In short, our choices drive integrity. Today, as the mobility landscape continues to become more complex and challenging, it is important that we all understand our obligation to conduct business in a way that is ethical and consistent with our corporate policies and applicable laws. Our Code of Conduct and Ethics (the “Code”) acts as a guide to help us make the right choices and to maintain our ethical standards. We expect all employees to read and understand our Code and to always act in an ethical and honest way. Making the right choices and following the laws and regulations that govern our business are critically important to our success, now and in the future. The Code applies to ALL Magna employees globally, including Corporate and Group offices, manufacturing divisions, and joint ventures. We also maintain a Supplier Code of Conduct and Ethics that sets expectations for our business partners, including suppliers, consultants, independent contractors, agents, and other third parties that do business with Magna. Violations of the Code will lead to disciplinary action for employees, up to and including termination. Certain sections of this Code reflect legal requirements, which means that violations may have additional consequences, such as fines, criminal prosecution, and jail time. We expect everyone to do their part to uphold our Code and drive integrity, every day. Magna International | Code of Conduct & Ethics 6

Questions & Answers Q I’m a Magna employee. Does this Code apply to me? A Yes. The Code applies to all employees of Magna International Inc. (including full-time and part-time employees) and all of its operating groups, divisions, joint ventures and other operations globally. It also applies to all of our board directors and officers. Q I’m a supplier to Magna. Does this Code apply to me? A Anyone who acts on our behalf, such as suppliers, consultants, independent contractors, agents, and other representatives are required to meet the requirements in Magna’s Supplier Code of Conduct and Ethics, which sets out standards that are similar to those found in this Code. Q What are the consequences if I violate this Code? A We are deeply committed to the values of this Code and will take seriously any failure to uphold these commitments. Violations of this Code will lead to disciplinary action. The type of discipline will depend on the severity of the breach and may include dismissal from employment in serious cases. Please note that the questions and examples provided throughout this document are solely illustrative, do not describe actual events, and are not intended to capture all, or even the most serious, cases which may arise under our Code. What We Can Do We are relying on all employees to help us drive integrity throughout the organization. We must: • Know our Code and related compliance policies • Speak up if we believe a possible violation of the Code has occurred or have a question about our Code • Live the basic principles that make up our Code, every day This is what we mean when we say: Know it. Speak it. Live it. Magna’s success depends on our people taking an active role and making sure all of us conduct business in an ethical way. Magna International | Code of Conduct & Ethics 7

Expectations of our Leaders As leaders of the company, our executives, senior officers, and managers have a special responsibility to set the highest ethical standards for themselves and to be ethical role models for their teams. Leaders must stay vigilant, identify any activity that is inconsistent with this Code, and report their concerns in a timely manner. We also expect our leaders to create an environment where employees feel comfortable raising concerns, including by discussing ethical issues with their teams and encouraging them to speak up. Leading by example is critical in establishing and maintaining the company-wide standards of behaviour outlined in this Code. Leaders also play a critical role in ensuring that there is no retaliation against any employee (or other person) who reports concerns honestly and in good faith. This kind of retaliation is explicitly prohibited by our Policy on Anti-Retaliation. Magna International | Code of Conduct & Ethics 8

How To Speak Up We foster a culture where employees feel free to raise concerns without fearing retaliation. If you have a concern or witness behaviour that is inconsistent with our Code, policies, or the law, you must speak up so that we can take appropriate action. You can raise your concerns in many ways: • Share your concern with your manager. Often, he or she will be able to offer guidance and answer questions. • Report your concern to another internal resource through the Open Door Process. If you do not feel comfortable raising a concern with your manager, you can go to any leader to discuss a situation or ask questions, including the following resources: - Local Leadership - Group/Corporate Leadership - Human Resources - Employee Advocate/Fairness Committee/Health and Safety Committee (as applicable) - Ethics and Legal Compliance - Internal Audit - Corporate Security • Contact the Magna Hotline. The Magna Hotline is another resource through which you can report behaviour that is contrary to the Code, Magna’s Supplier Code of Conduct and Ethics, or the Employee’s Charter. All reports are treated confidentially and handled with care. The Magna Hotline is operated by an independent third party and is available in 20+ languages, 24 hours a day, 365 days a year. Nothing in this Code stops you from using a regulator’s whistle blowing mechanism where it is permitted by law in your home country. Magna International | Code of Conduct & Ethics 9

We Do Not Tolerate Retaliation Retaliation is any action intended to discourage someone from reporting misconduct or participating in an investigation. Retaliation can take many forms, including reduced hours or pay, being terminated, demoted, suspended, threatened, harassed, abused, embarrassed, humiliated, or denied opportunities (such as a promotion, wage increase, or overtime). We will not tolerate retaliation of any kind against employees or other persons who report concerns honestly and in good faith. For more information, please see our Policy on Anti-Retaliation. Questions & Answers Q I think my manager may be violating our Code, but I’m worried that reporting her behaviour may negatively affect my employment. Will Magna protect me if my manager finds out I reported her conduct? A Yes. Our Policy on Anti-Retaliation prohibits leaders from taking retaliatory action against employees and protects employees who report concerns honestly and in good faith. Magna International | Code of Conduct & Ethics 10

Using the Magna Hotline Submitting a Report: You can submit a report online or by calling the toll-free number in your country (both available at magnahotline.com). After submitting a report, you will receive a unique password for tracking the report. Anonymity and Confidentiality: You may submit a report anonymously, where allowed by local laws. However, we encourage you to disclose your identity, as it will help our investigators to contact you for follow-ups. We will protect your identity during and after the investigation, to the extent permitted by law. Review and Investigations: Your report will be logged in a case management system and addressed based on its nature, urgency and potential impact. Where appropriate, an experienced investigator, including from Corporate Human Resources, Internal Audit, Corporate Security or Legal, will be assigned to investigate your report. Progress Updates: You can check the progress of your report through the website or by telephone, using the unique password. The person investigating your report may also ask you follow-up questions during the course of an investigation. Timely Closure: Your report will be closed within a reasonable timeframe. After an investigation is closed, senior leadership reviews the investigation findings and takes necessary steps, including imposing discipline (where appropriate). The Ethical Checklist Sometimes we deal with tough situations where it can be hard to know the right choice. If you are ever unsure about a decision, use this Ethical Checklist to assist you. It helps us to align our choices with the Code, policies, and the law, as well as our Core Values. To determine whether a course of action is ethical, you must be able to answer “Yes” to these six questions: 1. Is it legal? 2. Does it comply with this Code, the Employee’s Charter, and all related policies? 3. Have I considered the impact to employees, customers, and shareholders? 4. Does it benefit Magna as a whole, and not just certain individuals? 5. Would I feel comfortable explaining my decision to my colleagues, manager, and family? 6. Could I defend my actions if they appeared in the newspaper or in social media? If you have any doubts, you must stop and seek guidance from your manager, Group or Corporate Legal Counsel, a Regional Compliance Officer, or Magna’s Vice-President, Ethics and Chief Compliance Officer. Magna International | Code of Conduct & Ethics 11

Conducting Business with Integrity, Fairness and Respect All of us have a shared responsibility to advance Magna’s success. To live up to this responsibility, we must all act with integrity. This means that we must obey the letter and spirit of laws that apply to us, uphold this Code, and honour our commitments. We must also be fair in our dealings with other employees, customers, suppliers, and other stakeholders. It is also essential that we respect others who may have different thoughts and opinions, act with sensitivity and concern toward the cultures and customs of countries in which we operate and strive to consider our impact on the communities and environments where we conduct business. Our Customers Magna International | Code of Conduct & Ethics 12

Compliance with Antitrust and Competition Laws We compete vigorously, but with respect for free and fair competition. Many countries have laws designed to promote strong competition, so consumers have access to the highest quality products and services at the best prices. Violations of these laws can have serious consequences for you and for Magna. We must comply with all applicable antitrust and competition laws and maintain ethical relationships with our customers, competitors, and third parties. We will not engage in any activities that violate these laws such as agreeing with our competitors to fix prices, discounts, or terms of sale, limit production, divide markets, coordinate bidding activities, boycott customers or suppliers, fix employee compensation or agree not to hire each other’s employees. For more guidance, review our Policy on Antitrust and Competition. Questions & Answers Q At Auto Shanghai, I ran into a former sales colleague who now works for a competitor. Over lunch, he asked if we could come up with a joint strategy to deal with a difficult new buyer. I told him I would get back to him. What should I have done? A While having lunch with a former colleague is not a problem, any attempt to coordinate strategy with a competitor about a customer is strictly prohibited. In this situation, immediately end the conversation about strategy coordination and tell the former colleague you cannot discuss this topic. Then promptly inform Legal or Compliance. Magna International | Code of Conduct & Ethics 13

Compliance with Anti-Bribery Laws We are committed to winning business ethically, and never because of bribery or illegal activity. Bribery involves exchanging or offering something of value to improperly influence a business decision or to obtain a business advantage. We do not offer or accept bribes, kickbacks or facilitation payments, either directly or through third parties. In giving or accepting anything of value, we must think about whether doing so could influence, or appear to influence, a business decision. We must also ensure that the records of all payments we make are always accurate and complete. These obligations apply in all cases but are especially strict in matters involving government officials. Our commitment to anti-bribery applies, without exception, to all of our operations, no matter what the local laws or cultural practices may be. To find out more about our commitment to conducting business free of bribery, see our Policy on Bribery & Improper Payments. Questions & Answers Q In my country, it is common to give government workers a small payment (typically under $100) so that permits get issued more quickly. Am I allowed to make these payments under our Code and Policies? A No. Our Code and Policy on Bribery & Improper Payments prohibit these payments, which are often referred to as facilitation (or “grease”) payments. Although these payments are legal and common in some countries, they are illegal in many others. Q A government official who oversees our safety compliance gave me her nephew’s résumé and asked that I consider him for any positions that might be open in my department. I’ve reviewed the résumé and he has strong credentials. What should I do? A Immediately let a manager, Legal, or Compliance know about this request. As a qualified applicant, he should be treated the same as other qualified applicants for the position. Requests like this need to be handled with care to ensure that we respect the law and our values while preserving our relationships. Magna International | Code of Conduct & Ethics 14

Gifts and Entertainment We use careful judgment when giving or receiving gifts and entertainment. Our relationships with our business partners must be based on integrity and sound business judgment. We never give or accept gifts or entertainment that influence, or may appear to influence, our business decisions. We must only give or receive business gifts or entertainment if they are reasonable, occasional, and of modest value. Any gift or entertainment that we provide must also be recorded accurately and transparently in our expense reports and Magna’s books and records. Because of increased legal risks, we must all take special care when dealing with government officials. Offering gifts or entertainment to government officials requires written approval. More information about the necessary approvals, as well as additional information about gifts and entertainment, can be found in our Policy on Gifts & Entertainment. Questions & Answers Q One of our suppliers has offered airfare and accommodations to see my favourite team play in the championship. Is that okay? A No. Our business decisions must always be motivated solely by Magna’s best interests. Accepting this extravagant gift could give the impression that we favour that supplier in future sourcing decisions. We may only accept business gifts and entertainment that are reasonable, occasional, and modest in value. When in doubt, check with Legal or Compliance. Q A government auditor who has conducted environmental audits at my division several times over the years is having a child next month. I would like to give him a bottle of whiskey as a present. Would that be permitted? A Giving a gift or entertainment to a government official requires extra caution and pre-approval in accordance with our Policy on Gifts & Entertainment. For more information, consult with Legal or Compliance. Magna International | Code of Conduct & Ethics 15

Trade Compliance As a global company, we are subject to numerous trade compliance and customs laws and regulations, and we honour our obligations under these laws. We must comply with international trade controls and economic sanctions that prohibit us from doing business with certain countries, governments, companies and individuals. We must also comply with all export and trade controls that restrict how our products and technology are distributed across borders. For more guidance, review our Sanctions and Trade Embargoes Policy. Lobbying and Political Participation We follow applicable laws and interact honestly and fairly with government officials. Because laws governing lobbying and political contributions can be very complex and vary greatly across the locations where we do business, we need to approach our lobbying and political participation efforts, including funding and support, with great care. We must not engage in lobbying with any level of government or make political contributions (including monetary donations, goods, or services) on Magna’s behalf without written permission from a Corporate office representative specifically authorized to handle these issues. For more information, contact a member of the Government Affairs team (visit the Government Affairs page on MagNET for more information), Legal, or Compliance. Questions & Answers Q We are having difficulty obtaining city approval for the building design of our new plant. I happen to know one of the city councilors well and would like to invite her to coffee to explain why she should support it. Can I do so? A No. Since this type of meeting with an elected government official would be for the purpose of influencing public decision making, it is likely to constitute lobbying under local law. We should not engage in any act of lobbying without written permission from a Government Affairs team member specifically authorized to handle these issues. Magna International | Code of Conduct & Ethics 16

Our Shareholders/ Investors Accurate Record Keeping and Financial Reporting We maintain books and records that accurately reflect our financial situation. Magna’s credibility depends on the accuracy of our financial reports, and we must follow all applicable laws related to financial reporting. We all have a responsibility to be completely accurate in our financial entries. Magna may face serious consequences if we do not keep accurate records of financial transactions and company information. We must record transactions accurately and report any uncertainty or potential discrepancies right away. Our financial controls help ensure our reports are accurate and timely. We will not tolerate any attempt to bypass these controls through false or misleading entries. Doing so is a serious violation of our Code and could also be a criminal offense. Questions & Answers Q I work in accounting and recently received a number of large supplier invoices. My boss asked that I record them in the next quarter. She said that doing so would improve our financial results and help our share price. Should I follow her instructions? A No. Inaccurate dating or delayed reporting of expenses could affect our financial results. Failure to accurately record all financial information, even if it is done with the intention of helping Magna, is a violation of this Code and generally accepted accounting principles. If we are asked to do this, we should refuse. If we don’t feel comfortable or continue to be pressured, we must immediately report the situation. There are a variety of ways to report, for example, to a financial officer at Group or Corporate office, Legal, or Compliance. We can also report the issue using the Magna Hotline or other appropriate channels (see above, under “How to Speak Up”, for additional details). Magna International | Code of Conduct & Ethics 17

Public Disclosures As a public company, Magna must share complete, accurate, and timely information in our public documents. This is a legal responsibility, and we take it very seriously by following all laws related to disclosure of our business, operations, and financial conditions. While Magna has a responsibility to disclose information, it must only do so through specific individuals who have been authorized to do so. You should not discuss non-public Magna information with anyone, including the media or shareholders, unless you are authorized to do so under our Policy on Corporate Disclosure. For additional guidance, see our Policy on Corporate Disclosure. Sustainability We are committed to meeting current economic, environmental, and social needs without compromising the ability to operate in the future. Magna is proud of our long-standing commitment to achieving sustainability through our products, process and people. By working with all of our stakeholders, we are delivering product solutions for a better tomorrow, minimizing our environmental impact, and benefiting our teams and communities. We have set ambitious goals to reduce our environmental impact, enhance responsible sourcing and strengthen our social commitments. For more information about Magna’s sustainability strategy, see our public disclosures and commitments. Magna International | Code of Conduct & Ethics 18

Our Employees The diversity of our employees is a source of strength for our global company. We value and respect people of all different backgrounds, capabilities, and opinions. Environment and Occupational Health and Safety We are committed to maintaining safe workplaces and clean environments. We seek to be an industry leader in occupational health and safety and environmental responsibility in all our operations and our supply chain. We must follow all health, safety, and environmental regulations, policies and procedures that apply to our jobs and work locations. Everyone shares in the responsibility to help ensure our workplaces are free from environmental and safety hazards and to report any incidents, injuries, or unsafe conditions immediately. Our commitment to health, safety and the environment is explained in our Employee’s Charter and our Operational Principles. For additional guidance, please also see our Health, Safety & Environmental Policy. Protection of Personal Data We respect the privacy of our employees and are committed to protecting their personal data. We process personal data lawfully, transparently, and fairly. We will also take reasonable steps to protect the integrity and confidentiality of personal data. If you discover or suspect a data security incident, a cyberattack, or any possible breach of personal data, notify Data Privacy, Legal, or the Information Security, Risk & Compliance (ISRC) team, or contact the Magna Hotline immediately. For more guidance, see our Data Privacy Policy. Questions & Answers Q I work in the Human Resources department. A marketing company recently asked me for the home addresses of all of our employees so that they can send out some valuable information about a new medical clinic. Even though the employees would probably benefit from the information, I turned the marketing company down. Did I do the right thing? A Yes. Our home addresses are private and should only be disclosed for legitimate business and employment reasons, or if required by law. In this case, marketing a service to employees is not an acceptable reason for revealing this personal data. Doing so would violate our Code and may be illegal under local privacy laws. Magna International | Code of Conduct & Ethics 19

Respect in the Workplace Consistent with our Employee’s Charter, we are committed to providing a fair and equitable work environment. We do not tolerate behaviour that diminishes a person’s dignity or creates a hostile, intimidating work environment. We have zero tolerance for any violence, discrimination, harassment or bullying and we have well established policies that help ensure a respectful workplace environment for all, as well as complaint and investigation procedures to help remedy improper conduct. Our local policies celebrate diversity, promote tolerance of individual practices and beliefs, and accommodate those in need of assistance, based on all legally protected grounds. We should speak up if a colleague is behaving in a way that makes us or others feel uncomfortable, and report discrimination, harassment and threatening behaviour immediately. Questions & Answers Q My manager has been making comments that make me feel uncomfortable. Last week, he offered to mentor me over dinner – just the two of us. I said no, but now he’s acting cold towards me. What should I do? A Unwanted attention, inappropriate jokes, and unwelcomed behaviour are never acceptable. You should report your concerns to another manager through the Open Door Process, or by using the Magna Hotline. Magna’s Policy on Anti-Retaliation protects you from retaliation for reporting your concern in good faith. Magna International | Code of Conduct & Ethics 20

Respect for Human Rights Respect for the human rights of employees and other stakeholders is central to Magna’s culture. We provide fair working conditions for our employees and do not tolerate the use of slavery, child or forced labour in our organization or supply chain. Our Global Labour Standards recognize the UN Universal Declaration of Human Rights, the 8 Fundamental Conventions of the International Labour Organization (ILO), and the ILO Declaration on Fundamental Principles and Rights of Work. Together with national legislative requirements, we recognize the right of our employees to work and associate freely under fair conditions in a safe and respectful environment, where we strive to meet or exceed applicable employment standards requirements. Also consistent with our Employee’s Charter is our commitment to non-discriminatory compensation practices that fairly compensate employees having regard to objective criteria and principles of internal equity as well as external competitiveness, regardless of personal characteristics. We expect any supplier or other company we work with to comply with applicable laws. Questions & Answers Q I suspect that one of our suppliers may be using underage workers. What should I do? A Promptly report it to a manager, Legal, Compliance, or Purchasing, or through the Magna Hotline. Q I’m considering promoting someone in our Troy, Michigan office to a role interfacing with our North American suppliers. While she has all the required qualifications, I’m worried that some of our suppliers might be uncomfortable with her disability. Is this a legitimate reason to give someone else the promotion? A No. We strive to provide equal advancement opportunity to everyone without discrimination on legally protected grounds such as disability. If she has the right qualifications for the job, and can perform the essential job duties, we must not deny her the promotion based on her disability. Magna International | Code of Conduct & Ethics 21

Diversity and Inclusion Our employees are critical stakeholders in our global company. We aim to attract, recruit, and retain talent with diverse backgrounds, perspectives and capabilities. Deeply rooted in our Employee’s Charter, we aim to create a safe, respectful and inclusive workplace where our employees can bring their whole selves to work, live our core values, achieve sustainable results and improve our global brand. We abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities to everyone, without discrimination based on legally protected grounds. Careful Communication What we say and write, at work or outside of work, should reflect Magna’s values and standards. To protect Magna’s reputation and our own, we must write carefully, understanding that anything we write could one day become public. We respect everyone’s right to communicate freely. But we must not post anything online or on social media that could harm Magna’s reputation, insult suppliers or customers, reveal confidential information, or violate Magna’s copyright and patent rights. If someone, like a reporter, industry expert, or shareholder, asks us to speak about Magna, we should not comment. Instead, we must refer them to an authorized Magna spokesperson. Our Policy on Careful Communication, our Global Email, Internet and Social Media Policy and our External Media Communications Policy are all useful resources for questions concerning communication. Questions & Answers Q I occasionally air out my frustrations with one of our suppliers on my Facebook page, where I have 250 friends. I do this on my own time and my settings are private so that only my friends and family can see these updates. Is that okay? A No. Postings on social media do not always remain private. We must refrain from commenting on our suppliers in any public forum. If the concern about our supplier relates to violations of this Code, report it to a manager through the Open Door Process, Legal, Compliance, or through the Magna Hotline. Q I found some inaccurate information about our recent financial results in a newspaper article posted online. I would like to leave a comment on the newspaper’s website with the correct information. Should I do so? A No. Promptly inform someone in Corporate Communications or Investor Relations about the inaccurate information. If we post about our business, we are acting as unauthorized spokespersons for the company. Magna International | Code of Conduct & Ethics 22

Our Business Use of Confidential Information We must safeguard Magna’s confidential information and the information of our business partners. Like any other asset, confidential information, which includes trade secrets, proprietary information and intellectual property belonging to us, our customers or suppliers, is a valuable part of our business and we are obligated to safeguard it. Confidential information should not be shared with anyone outside Magna unless it is required by law or for an authorized business purpose and should only be shared internally on a “need to know” basis. Our responsibility to protect Magna’s confidential information applies both during and after our employment or other relationship ends with the company. For further guidance, see our Confidential Information Policy. Questions & Answers Q I received an email from a customer containing information about a new program. Can I share this information with a different employee from the same customer? A No. You should only share confidential information on a “need to know” basis. Never assume that your customer contact has knowledge of confidential information merely because that information originated from somewhere within the customer’s organization. Q What can I do to protect our confidential information? A There are many steps we can take to protect confidential information. We should treat confidential records and information with great care and not leave our electronic devices unattended, especially during travel or business events. We should also avoid discussing Magna business in public areas, such as on a crowded elevator or airplane. We must also familiarize ourselves with our information governance policies and guidelines available on MagNET. Magna International | Code of Conduct & Ethics 23

Improper Securities Trading We respect trading restrictions and do not trade on inside information. Through our work at Magna, we may gain access to non-public, confidential information about Magna and other companies we do business with, which is not known to the public. Using this inside information for investment purposes, like buying or selling Magna shares or shares in other companies based on inside information, is illegal. If we have inside information about Magna or another company, we are prohibited from making investments in that company until that information becomes public. Do not discuss or share inside information with co-workers or people outside Magna (including relatives and friends), or suggest that anyone else trade on inside information, even if you do not share the information itself. For more guidance, review our Insider Trading and Blackout Policy on how to avoid insider trading and improper disclosure. Questions & Answers Q Based on internal reports, I know that our sales have increased significantly and that our profit this quarter will be higher than anticipated by industry analysts. Can I tell my sister to buy Magna stock before we publicly announce our quarterly earnings? A No. Using inside information for the benefit of ourselves or others, including our relatives and friends, is contrary to our Code and illegal. Magna International | Code of Conduct & Ethics 24

Investments and Corporate Opportunities We must act in the best interests of Magna and avoid situations where our personal interests come into conflict with Magna’s interests, or situations which give that impression. For example, if we discover business opportunities because of our employment, or through the use of Magna’s property or information, we must not take personal advantage of these opportunities. We must not use Magna resources for personal gain, or be involved in any activity that puts us in competition with Magna. Questions & Answers Q I work in engineering and during the course of my work, I have come up with a new transmission design that I think could be of interest to a few of our automotive customers. Since I came up with the design, can I market it directly to them? A No, doing so would violate our Code. Any intellectual property we create as part of our jobs belongs to Magna. In addition, any design developed during the course of our employment at Magna, and using company resources, provides Magna with a valuable business opportunity. We must not take personal advantage of these situations without seeking Magna’s approval. Magna International | Code of Conduct & Ethics 25

Self-Dealing and Interacting with Relatives or Friends Our personal interests and relationships should not interfere with our work responsibilities. It is not appropriate to supervise, directly report to, or influence the evaluation of compensation of relatives or close friends. Similarly, we should not hire, evaluate, fund, or enter into business relationships with relatives or close friends, or with organizations in which they or we have a significant interest. If our work decisions could be—or could appear to be—affected by our personal relationships or interests, we must disclose these situations under the Policy on Conflicts of Interest. We must also comply with any measures that may be put in place to ensure all such dealings and decisions are made on a fair and transparent basis. Questions & Answers Q I’m a buyer in the purchasing department. My wife was recently hired as the head of sales for one of our suppliers. Is this a conflict of interest? A Yes. Your wife’s new role could affect your business judgment or give others that impression. This conflict should be disclosed in accordance with our Policy on Conflicts of Interest. That way, management can assess the situation and take appropriate measures to manage the conflict. Doing so helps Magna and protects you and your wife from any allegation of improper conduct. Outside Positions To help Magna succeed, we must devote our full time and attention to our jobs during working hours. Therefore, we may not accept outside commitments that would reduce the time and attention we can devote to our jobs at Magna. We are prohibited from accepting any paid or unpaid position that could create, or appear to create, a conflict of interest with Magna, unless the situation has been disclosed and approved in accordance with Policy on Conflicts of Interest. Magna International | Code of Conduct & Ethics 26

Additional Resources If we have any questions or need more information about our Code of Conduct and Ethics, we can contact Legal or a member of Magna’s Ethics & Legal Compliance team. A list of Compliance team members can be found on magna.com or the Ethics & Legal Compliance page on MagNET. Magna International | Code of Conduct & Ethics 27

Glossary Anything of value: This can take the form, among many other things, of cash (or cash equivalents, like gift cards), gifts, donations to charity, meals, travel expenses, event tickets or other entertainment, educational expenses, discounts, favours, promises of future employment, or shares of a company. Bribe: A type of improper payment. A bribe is anything of value given or offered to someone for their personal benefit that may be seen as an attempt to influence an action or decision on behalf of their organization, to benefit or give advantage to Magna. Compliance: Following the letter and spirit of the law, this Code, and all of our policies. Conflict of Interest: In general, a conflict of interest refers to a situation where you are able to make or influence a business decision for Magna while your personal interests (or the interests of a person you’re related to or have a personal relationship) differ from those of Magna. Facilitation (or “Grease”) Payments: A form of bribe, typically an unofficial payment made to low-level government officials to speed up or secure routine government services or actions that Magna would otherwise be legally entitled. Good faith: With an honest and sincere intention. Government Official: Includes (i) an officer or employee of a government, department or agency, any public international agency, or any person acting in any official capacity on behalf of the government, department or public international agency, as well as any other person deemed to be a government official by our procedures; (ii) a candidate to become an officer or employee referenced in (i); an organization that operates to influence the selection, nomination, appointment, or election of an officer or employee referenced in (i) (such as a political party or political action committee). Inside information: Information not known by investors or the public that, if it was known, would significantly change their view regarding the value of a company, or its stock or bonds. Examples include a significant acquisition or merger, changes in senior management, significant litigation or labour disputes. Kickback: A form of bribe in which a sum of money already paid or due to be paid is returned as a personal reward for making or fostering a business arrangement. Lobbying: Communications with government officials at any level of government, including individuals elected to public office, staff and employees of government agencies, intended to promote, oppose or otherwise influence decision-making. Personal data: Information relating to an identified or identifiable individual. An individual may be identifiable if they can be identified, directly or indirectly, by reference to (i) an identifier such as their name, ID number, or location data, or (ii) factors which express physical, social, or financial details about them. Processing personal data: Any operation(s) performed with personal data, including collecting, recording, organizing, structuring, storing, altering, using, disclosing, erasing, or destroying personal data. Relatives or close friends: Includes a spouse, domestic partner, child, parent, grandparent, grandchild, sibling, aunt, uncle, niece, nephew, in-law relative, step/ adoptive/foster relationships, an individual related to us who resides in our homes, and friends with whom we socialize outside of work. Significant interest: A person holds a significant interest in a business if he (i) directly or indirectly controls ten percent (10%) or more of the stock, assets or other interests of a business; (ii) has invested ten percent (10%) or more of his net worth in the business; (iii) has a leadership role in the business; or (iv) would benefit directly from the business relationship with Magna. Third Party: A person, organization, or business operating external to Magna. Magna International | Code of Conduct & Ethics 28

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: 905 726 2462 Originally Enacted: May 1, 2016 Current Version: January 1, 2026 Next Review: Q1 2029 Issued by: Ethics & Legal Compliance Approved by: Board of Directors Magna International | Code of Conduct & Ethics 29